                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                        AMERICAN PHYSICIANS CAPITAL, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                 Shares of Common Stock, no par value per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    028884104
-------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                           GREENLIGHT CAPITAL, L.L.C.
                        420 Lexington Avenue, Suite 1740
                            New York, New York 10170
                            Tel. No.: (212) 973-1900
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                                Eliot D. Raffkind
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                         1700 Pacific Avenue, Suite 4100
                            Dallas, Texas 75201-4618
                                 (214) 969-2800

                                  June 17, 2002
-------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

--------------------------
CUSIP No. 028884104                   13D/A
--------------------------

--------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Greenlight Capital, L.L.C.
--------------------------------------------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [ ]
                                                                                                             (b) [ ]

--------------------------------------------------------------------------------------------------------------------

      3        SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------

      4        SOURCE OF FUNDS*

               AF, WC
--------------------------------------------------------------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                                                              [ ]

--------------------------------------------------------------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------------------------------------------

              NUMBER OF                  7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY                       181,200
                                       -----------------------------------------------------------------------------
              OWNED BY
                EACH                     8     SHARED VOTING POWER
              REPORTING
             PERSON WITH                       0
                                       -----------------------------------------------------------------------------

                                         9     SOLE DISPOSITIVE POWER

                                               181,200
                                       -----------------------------------------------------------------------------

                                         10    SHARED DISPOSITIVE POWER

                                               0
--------------------------------------------------------------------------------------------------------------------

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               181,200
--------------------------------------------------------------------------------------------------------------------

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                                                                   [ ]

--------------------------------------------------------------------------------------------------------------------

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               1.8%
--------------------------------------------------------------------------------------------------------------------

     14        TYPE OF REPORTING PERSON*
               OO
--------------------------------------------------------------------------------------------------------------------

         *SEE INSTRUCTIONS BEFORE FILLING OUT

--------------------------
CUSIP No. 028884104                   13D/A
--------------------------


--------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               David Einhorn
--------------------------------------------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [ ]
                                                                                                             (b) [ ]

--------------------------------------------------------------------------------------------------------------------

      3        SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------

      4        SOURCE OF FUNDS*

               AF, WC
--------------------------------------------------------------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                                                              [ ]

--------------------------------------------------------------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               USA
--------------------------------------------------------------------------------------------------------------------

              NUMBER OF                  7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY                       181,200
                                       -----------------------------------------------------------------------------
              OWNED BY
                EACH                     8     SHARED VOTING POWER
              REPORTING
             PERSON WITH                       0
                                       -----------------------------------------------------------------------------

                                         9     SOLE DISPOSITIVE POWER

                                               181,200
                                       -----------------------------------------------------------------------------

                                         10    SHARED DISPOSITIVE POWER

                                               0
--------------------------------------------------------------------------------------------------------------------

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               181,200
--------------------------------------------------------------------------------------------------------------------

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                                                                   [ ]

--------------------------------------------------------------------------------------------------------------------

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               1.8%
--------------------------------------------------------------------------------------------------------------------

     14        TYPE OF REPORTING PERSON*
               IN
--------------------------------------------------------------------------------------------------------------------

         *SEE INSTRUCTIONS BEFORE FILLING OUT

--------------------------
CUSIP No. 028884104                   13D/A
--------------------------


--------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Jeffrey A. Keswin
--------------------------------------------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [ ]
                                                                                                             (b) [ ]

--------------------------------------------------------------------------------------------------------------------

      3        SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------

      4        SOURCE OF FUNDS*

               AF, WC
--------------------------------------------------------------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                                                              [ ]

--------------------------------------------------------------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               USA
--------------------------------------------------------------------------------------------------------------------

              NUMBER OF                  7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY                       181,200
                                       -----------------------------------------------------------------------------
              OWNED BY
                EACH                     8     SHARED VOTING POWER
              REPORTING
             PERSON WITH                       0
                                       -----------------------------------------------------------------------------

                                         9     SOLE DISPOSITIVE POWER

                                               181,200
                                       -----------------------------------------------------------------------------

                                         10    SHARED DISPOSITIVE POWER

                                               0
--------------------------------------------------------------------------------------------------------------------

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               181,200
--------------------------------------------------------------------------------------------------------------------

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                                                                   [ ]
--------------------------------------------------------------------------------------------------------------------

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               1.8%
--------------------------------------------------------------------------------------------------------------------

     14        TYPE OF REPORTING PERSON*
               IN
--------------------------------------------------------------------------------------------------------------------

         *SEE INSTRUCTIONS BEFORE FILLING OUT

                         AMENDMENT NO. 1 TO SCHEDULE 13D

                  This Amendment No. 1 to Schedule 13D (the "Schedule 13D") is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company ("Greenlight"), Greenlight Capital, L.P. ("Greenlight Fund"), of which Greenlight is the general partner, Greenlight Capital Offshore, Ltd. ("Greenlight Offshore"), for whom Greenlight acts as investment advisor, and Greenlight Capital Qualified, L.P. ("Greenlight Qualified"), of which Greenlight is the general partner, and Mr. David Einhorn and Mr. Jeffrey A. Keswin, the principals of Greenlight, as an amendment to the statement on Schedule 13D relating to shares of common stock of American Physicians Capital, Inc., a Michigan corporation (the "Issuer") as filed with the Securities and Exchange Commission (the "Commission") on December 5, 2001 (the "Schedule 13D).

                  This Amendment No. 1 to Schedule 13D is being filed to amend and restate Item 5 and Item 7. The Schedule 13D is hereby amended as follows:

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) As of July 29, 2002, Greenlight, Mr. Einhorn and Mr. Keswin beneficially own 181,200 shares of Common Stock of the Issuer, which represents 1.8% of the Issuer's outstanding shares of Common Stock, which such percentage was calculated by dividing (i) 181,200 shares of Common Stock owned by Greenlight Fund, Greenlight Offshore and Greenlight Qualified, by (ii) 9,932,182 shares of Common Stock outstanding as of May 10, 2002 based upon the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2002. The 181,200 shares described above are beneficially owned by Greenlight, Mr. Einhorn and Mr. Keswin for the account of Greenlight Fund, Greenlight Offshore or Greenlight Qualified, as the case may be.

                  (b) Greenlight, Mr. Einhorn and Mr. Keswin for the account of each of Greenlight Fund, Greenlight Offshore and Greenlight Qualified have the power to vote and dispose of the shares of Common Stock held by each such entity.

                  The filing of this statement on Schedule 13D shall not be construed as an admission that Greenlight, Mr. Einhorn or Mr. Keswin is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 181,200 shares of Common Stock owned by Greenlight Fund, Greenlight Offshore or Greenlight Qualified. Pursuant to Rule 13d-4, Greenlight, Mr. Einhorn and Mr. Keswin disclaim all such beneficial ownership.

                  (c)

         Transaction                                                  Quantity                     Price per
             Date                        Buy/Sell                     (shares)                     Share ($)
         -----------                     --------                     --------                     ---------

            6/7/02                         Sell                         5,300                         16.7
           6/10/02                         Sell                        12,600                         16.76
           6/11/02                         Sell                        40,000                         16.7
           6/14/02                         Sell                        37,500                         16.7
           6/17/02                         Sell                        26,000                         17.34

         Transaction                                                  Quantity                     Price per
             Date                        Buy/Sell                     (shares)                     Share ($)
         -----------                     --------                     --------                     ---------

           6/18/02                         Sell                        23,000                         17.77
           6/19/02                         Sell                         5,600                         17.73
           6/20/02                         Sell                         3,500                         17.6
           6/21/02                         Sell                        10,600                         17.45
           6/24/02                         Sell                        55,500                         17.7
           6/25/02                         Sell                         8,500                         18.15
           6/25/02                         Sell                        24,600                         18.5
           6/28/02                         Sell                        15,300                         18.3
            7/1/02                         Sell                        14,500                         18.18
            7/2/02                         Sell                        56,800                         17.88
           7/12/02                         Sell                        10,900                         16.92
           7/15/02                         Sell                         8,500                         16.98
           7/17/02                         Sell                         6,100                         16.61
           7/19/02                         Sell                         8,100                         16.49
           7/22/02                         Sell                         5,000                         16.35
           7/24/02                         Sell                        10,000                         15.97
           7/26/02                         Sell                         9,800                         15.99
           7/30/02                         Sell                        20,000                         15.95

                  (d)      Not Applicable.

                  (e)      [date]

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement dated December 4, 2002 between Greenlight, Mr. Einhorn and Mr. Keswin.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  August 13, 2002



                                Greenlight Capital, L.L.C.


                                By:      /s/ JEFFREY A. KESWIN
                                         --------------------------------------
                                         JEFFREY A. KESWIN, Managing Member



                                /s/ DAVID EINHORN
                                -----------------------------------------------
                                David Einhorn



                                /s/ JEFFREY A. KESWIN
                                -----------------------------------------------
                                Jeffrey A. Keswin

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock, no par value per share, of American Physicians Capital, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

         The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

         This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of December 4, 2001.

                                     GREENLIGHT CAPITAL, L.L.C.


                                     By:     /s/ JEFFREY A. KESWIN
                                             -----------------------------------
                                             JEFFREY A. KESWIN, Managing Member



                                     /s/ DAVID EINHORN
                                     ------------------------------------------
                                     David Einhorn



                                     /s/ JEFFREY A. KESWIN
                                     -------------------------------------------
                                     Jeffrey A. Keswin